Exhibit 99.1

KAMADA LTD.

COMPENSATION POLICY FOR OFFICE HOLDERS

1.	Purpose

This Compensation Policy (the “Policy”) constitutes the Compensation Policy (as such term is defined in the Companies Law) of Kamada Ltd. (the “Company”) with respect to the determination of Terms of Office and Engagement of Office Holders, if and to the extent such determination is required by the Companies Law to be made pursuant to the Compensation Policy.

2.	Definitions; Construction

2.1.	“Affiliate” of any Person, shall mean any other Person that, directly or indirectly through one or more intermediaries, is controlled by such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

2.2.	“Applicable Law” shall mean any applicable law, rule, regulation, statute, extension order, judgment, order or decree of any federal, state or local governmental, regulatory or adjudicative authority or agency, of any jurisdiction, and the rules and regulations of any stock exchange or trading or quotation system on which the securities of the Company are then traded, listed or quoted.

2.3.	“Board” means the Board of Directors of the Company.

2.4.	“Change of Control Event” means (i) acquisition (including an exchange) of more than 50% of the share capital of the Company by a non-Affiliate holder, or a sale (including an exchange) of all or substantially all of the shares of the Company to any Person, or a purchase by a shareholder of the Company or by an Affiliate of such shareholder of all the shares of the Company held by all or substantially all other shareholders or by other shareholders who are not Affiliated with such acquiring party; (ii) a sale of all or substantially all of the assets of the Company; and (iii) a merger (including, a reverse merger and a reverse triangular merger), consolidation, amalgamation or like transaction of the Company with or into another corporation.

2.5.	“CEO” means the Chief Executive Officer of the Company.

2.6.	“C-Level Executive” means any Executive other than the CEO who is a C-suite executive (e.g., chief financial officer, chief operating officer, chief medical officer, chief commercial officer, etc.).

2.7.	“Committee” means the Compensation Committee of the Board.

2.8.	“Companies Law” means the Israeli Companies Law, 5759-1999 together with the regulations promulgated thereunder, all as amended from time to time.

2.9.	“Controlling Shareholder” means as defined in the Companies Law.

2.10.	“Director” means any member of the Board.

2.11.	“EBITDA” or “Adjusted EBITDA” means as reported in the Company’s financial publications for the applicable year.

2.12.	“Executive” means an Office Holder other than a non-employee Director.

2.13.	“Office Holders” means as defined in the Companies Law, as well as any executive manager of the Company directly reporting to the CEO, if employed by an Affiliate.

2.14.	“Other Executive” means any Executive other than the CEO and a C-Level Executive.

2.15.	“Person” means (whether or not a capitalized term) any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or other entity.

2.16.	“Terms of Office and Engagement” means as defined in the Companies Law.

2.17.	Terms not otherwise defined herein shall have the meaning ascribed to them in the Companies Law, unless the context dictates otherwise. To the extent any provision herein conflicts with the conditions of any Applicable Law, the provisions of the Applicable Law shall prevail over this Policy and the Board is empowered hereunder to interpret and enforce such prevailing provisions. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. References to any law or regulation, rule or ordinance, including any section or other part thereof, shall refer to that as amended from time to time and shall include any successor law. The use of captions and titles in this Policy is for the convenience of reference only and shall not affect the meaning of any provision of this Policy.

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2.18.	Nothing in this Policy shall confer upon any person, including any Office Holder, any rights, entitlements, benefits or remedies whatsoever, including any right or entitlement to any compensation, remuneration or benefits of any kind or nature or to interfere with or limit in any way the right and authority of the Company or any its Affiliates to determine any compensation, remuneration or benefits or to terminate the service or employment of any Office Holder. The Terms of Office and Engagement of an Office Holder shall only be as set in an agreement between such Office Holder and the Company or its Affiliates or in a written undertaking of the Company or its Affiliates or in a resolution of the relevant organ of the Company or such Affiliate setting forth the Terms of Office and Engagement and their applicability to the relevant Office Holder, and, in each case, as prescribed by Applicable Law. No representation or warranty is made by the Company in adopting this Policy, and no custom or practice shall be inferred from this Policy or the implementation thereof, which is specific and applied on a case-by-case basis.

2.19.	To the extent that an Office Holder’s engagement or service is effected pursuant to an agreement between the Company or any Affiliate thereof, on the one hand, and an Affiliate of the Office Holder, on the other hand, then this Policy shall apply, mutatis mutandis, to the same extent as if the service or engagement would have been made pursuant to an agreement with the Office Holder personally. To the extent that an Office Holder’s engagement or service is not through employment relations with the Company or any Affiliate thereof, then this Policy shall apply, mutatis mutandis.

2.20.	To the extent that after the date on which this Policy is approved in accordance with the Companies Law, a relief is granted as to the mandatory or minimum requirements prescribed by Applicable Law to be included in a compensation policy as of the date hereof, or any limitation contained in this Policy is more stringent than that required by Applicable Law, then such relief or less stringent limitation shall be deemed incorporated by reference into this Policy notwithstanding anything else to the contrary, unless otherwise determined by the Board.

2.21.	Terms of Office and Engagement of any Office Holder that were in effect prior to the date of adoption of this Policy, and were in compliance with prior compensation policies of the Company, will remain in effect even if those may not be in compliance, in full or in part, with this Policy.

3.	Administration

3.1.	To the extent permitted under the Companies Law, this Policy shall be administered by the Board, unless and to the extent an action necessary for the administration of this Policy is required under the Companies Law to be taken by the Committee (and in any such event, all references herein to the Board shall be construed as references to the Committee).

3.2.	Subject to the terms and conditions of this Policy and any mandatory provisions of Applicable Law, and in addition to the Board’s powers provided elsewhere in this Policy and by the Companies Law, the Board shall have full authority in its discretion, from time to time and at any time, to do any of the following:

(a)	interpret the Policy;

(b)	prescribe, amend and rescind rules and regulations relating to and for carrying out the Policy, as it may deem appropriate; and

(c)	determine any other matter which is necessary or desirable for, or incidental to, the administration of the Policy and any determination made pursuant thereto.

4.	General Considerations

This Policy is made, and the Terms of Office and Engagement determined pursuant hereto shall be determined, on the basis of various considerations, including those listed in this section below.

4.1.	Promoting the Company’s objectives, its business plan and its long-term strategy. The Company believes that attracting and retaining Executives that have appropriate qualifications is one of the key elements to the Company’s success. In order to attract and retain Executives that possess skills, experience, professional capabilities and motivation that would support the Company’s efforts to increase shareholder value, the Terms of Office and Engagement under which such Executives are retained should be competitive, should reflect the anticipated contribution of such Executives to the Company and its business, should reflect the scope of authority and responsibilities of the Executive and should create adequate incentives for such Executives to dedicate their full attention, skills and efforts to the success and growth of the Company.

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4.2.	Creating appropriate incentives to the Company’s Executives, considering, among other factors, the Company’s risk management processes. In this respect, the Company will strive to create balanced compensation arrangements under which an Executive will be motivated to contribute to the achievement of the Company’s targets by creating a link between performance and compensation. On the other hand, attention will be given to the need to allocate an appropriate portion to compensation that is not based on performance with a view to maintaining caution as to the tolerance of risk management processes. In addition, the Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Executive and performance of the Company or specific divisions or regions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Moreover, the Company believes that the Terms of Office and Engagement of each Executive are both a reflection of the Company’s general policies and the individual circumstances relating to the hiring and retention of such Executive, and therefore, there may be variations between the Terms of Office and Engagement of different Executives.

4.3.	The size of the Company and the nature of its operations. The Company operates in an advanced international environment and in markets that are dynamic and are continuously in flux, offering multiple and different challenges. Accordingly, in connection with the determination of the Terms of Office and Engagement of each Executive, appropriate attention should be given to the particular circumstances and challenges of such Executive.

4.4.	Competitive environment. The Terms of Office and Engagement of an Executive should generally be determined after consideration is given to the terms offered to comparable Executives in comparable companies, to the extent such information is readily available, with a view to the Company’s ability to offer competitive terms and attract and retain competent and capable Executives.

4.5.	Compensation mix. The Terms of Office and Engagement of an Executive may include a combination of various components, such as: salary and auxiliary payments and benefits, annual bonuses, special bonuses, equity or equity-linked awards, expense reimbursement, relocation reimbursement, retirement, termination of service and change of control arrangements, insurance, exculpation and indemnification, and compensation and benefits mandated by Applicable Law. In each instance, the appropriate components should be considered, and not necessarily all of the above-mentioned components need be included.

5.	Specific Considerations in the determination of Terms of Office and Engagement

With a view to achieving the general purpose and intent of the considerations as set forth in Section 4, the Terms of Office and Engagement of an Office Holder shall be predominantly based on the following considerations, as applicable in each case:

5.1.	The education, qualifications, skills, expertise, professional experience, accomplishments, references, reputation and achievements of the Office Holder;

5.2.	If applicable, the experience, references, reviews, achievements and sustained performance of the Office Holder overtime with the Company and its Affiliates;

5.3.	The seniority, tenure and duration of employment with or service to the Company or its Affiliates;

5.4.	The job function, organizational level, position and areas and scope of responsibility and authority of the Office Holder;

5.5.	The obligations, responsibilities, roles and objectives imposed on the Office Holder under Applicable Law;

5.6.	The need to attract and retain Office Holders who have relevant skills, experience, know-how or unique expertise;

5.7.	Prior Terms of Office and Engagement with the Company and its Affiliates or previous employers;

5.8.	The then current and prospective condition of the Company’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

5.9.	Geographical location and region of activity, and the then common employment or compensation practices in the industry and/or the relevant geographical location, region of activity or jurisdiction;

5.10.	The terms of compensation of other groups of employees of the Company and its Affiliates that are determined to be relevant;

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5.11.	The employment or compensation practices of comparable companies. The extent to which reference to comparable companies shall be required, as well as the parameters for determination of the identity of the companies which are comparable, shall be determined by the Company as deemed appropriate. Such parameters may include: the field of operation or industry, public or privately held companies, size, local or global operations, business condition and financial results, numbers of years of operations and jurisdiction of incorporation or of such company's headquarters;

5.12.	Intra-organizational implications, including impact on other relevant employees of the Company and its Affiliates;

5.13.	The ratio between the cost of the Terms of Office and Engagement of the Office Holder and the total cost of salary (as such term is defined in the Companies Law) of other employees of the Company, and specifically the average and median total cost of salary (as such term is defined in the Companies Law) of other employees of the Company (including, for purposes of this section, those engaged through manpower companies), and the effect of such differences on the employment environment in the Company;

5.14.	If the Terms of Office and Engagement include variable components, the inclusion of provisions permitting the reduction of variable components at the Board’s discretion, and setting a limit on the exercise value of an equity-based variable component that is not settled in cash;

5.15.	If the Terms of Office and Engagement include termination benefits, the period of employment or engagement of the Office Holder, the Office Holder’s Terms of Office and Engagement during such period, the performance of the Company (or the applicable Affiliate or division) during such period, the Office Holder’s contribution towards the Company’s achievement of its goals and maximizing its financial results, and the circumstances of termination;

5.16.	If the Terms of Office and Engagement include equity or equity-linked components, the value thereof and the anticipated incentive associated with such components;

5.17.	Any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ or other stock exchange rules, and any other Applicable Law, from time to time;

5.18.	General goals and objectives of the Company (or if applicable, the relevant Affiliate or division) and incentivizing the Office Holder to reach and achieve these goals;

5.19.	The specific goals or targets defined for the Office Holder or for which such Office Holder is recruited or retained and incentivizing the Office Holder to reach and achieve these goals; and

5.20.	Such other considerations as are deemed relevant or applicable in the circumstances.

The relevance and applicability of the foregoing considerations and the weight of any particular consideration shall be as determined in the particular instance and based on the specific circumstances.

The Company may, but shall not be required to, obtain advice from advisors and professionals for the purpose of assessing and determining the above considerations as the Company deems necessary, including, for the purpose of gathering relevant data, market research, labor practices and economic/cost analysis.

6.	Components of Terms of Office and Engagement of an Executive

The Terms of Office and Engagement of an Executive may include a combination of all or any part of the following components. In each instance, consideration shall be given as to which components are appropriate and their respective weight. Any deviation of up to 10% from the ratios and caps set forth in this policy shall not be deemed as a deviation from this Policy.

6.1.	Fixed Compensation

6.1.1.	Base Salary

6.1.1.1.	The starting base salary of an Executive shall be determined during the course of negotiations for his/her employment in the Company, conducted by the person who will directly supervise him/her (for the CEO, the Chairman of the Board, and for the other Executives, the CEO). The base salary will be determined personally for each Executive based on the considerations detailed in Section 5. The annual (gross) base salary shall not exceed ILS 1,550,000 for the CEO, ILS 1,200,000 for Israel-based C-Level Executives, USD 400,000 for U.S.-based C-Level Executives, ILS 950,000 for Israel-based Other Executives, and USD 300,000 for U.S.-based Other Executives.

6.1.1.2.	In order to retain Executives, the Executives’ base salary shall be reviewed annually, taking into consideration the challenges of the given year and the following year, the complexity of the Executives’ roles, their scope, performance and importance to the Company, all based upon the general considerations specified above.

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6.1.2.	Additional Benefits and Terms:

The Terms of Office and Engagement of an Executive will include benefits or entitlements mandated by Applicable Law and may include benefits generally acceptable in the local market or industry or generally available to other employees of the Company (or any applicable Affiliate or division) in accordance with Company policies, including (without limitation) the benefits listed below. For avoidance of doubt, Executives who are based outside of Israel may receive other similar, comparable, or customary benefits as applicable in the relevant jurisdiction in which they are employed.

(a)	Pension, including 401K;

(b)	Further education fund;

(c)	Severance pay;

(d)	Managers insurance;

(e)	Medical insurance (including vision and dental) and life insurance, including with respect to immediate family members;

(f)	Disability insurance;

(g)	Periodic medical examination;

(h)	Leased car or company car (as well as bearing the cost of related expenses or reimbursement thereof, including ongoing vehicle maintenance, parking expenses reimbursement, toll road subscription or reimbursement), or the value of the use thereof, or transportation allowance. The Company shall not gross up the leased car use value;

(i)	Telecommunication and electronic devices and communication expenses, including (without limitation) cellular telephone and other devices, personal computer/laptop, Internet, or the value of the use thereof, including expenses associated with a mobile data plan used while the Executive is abroad;

(j)	Paid vacation and the number of vacation days that may be accrued, including, if applicable, the redemption thereof;

(k)	Sick days;

(l)	Holiday and special occasion gifts;

(m)	Recuperation pay;

(n)	Expense reimbursement (including domestic and international travel expenses and per diem payments);

(o)	Payments for meals during working hours, according to the Company’s policy for all employees;

(p)	Payments or participation in relocation and related costs and expenses;

(q)	Loans or advances (subject to Applicable Law);

(r)	Professional or academic courses or studies;

(s)	Newspaper or online subscriptions;

(t)	Professional membership dues or subscription fees;

(u)	Professional advice or analysis (such as pension, insurance and tax); and

(v)	Exculpation, indemnification and insurance to the fullest extent permitted by Applicable Law.

Any of the above benefits may be within the requirement mandated by Applicable Law or in excess thereof, subject to applicable law and the terms of this Policy. Any of the above benefits may include gross up of taxes and mandatory payments required to be made by Applicable Law.

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6.1.3.	Termination Payments

Executives’ termination payments may include, in addition to retirement and termination benefits and payments as may be required by Applicable Law, the following:

6.1.3.1.	Advance Notice of Termination. Advance notice of termination, not exceeding the higher of (i) the period required by Applicable Law and (ii) up to six (6) months for Executives other than the CEO and eight (8) months for the CEO. During this period the Executive will be entitled to payment of full compensation, including benefits, and may be requested to continue working at the discretion of the Company. The Company may waive an Executive’s services during the advance notice period and pay the Executive in lieu thereof, including the value of benefits.

6.1.3.2.	Termination payment. Under special circumstances, a Special Bonus (as defined under 6.2.3.2 below) may be payable in connection with an Executive’s retirement or the termination of an Executive’s employment.

6.2.	Variable Compensation

6.2.1.	The Company believes that the Terms of Office and Engagement should reflect a balance between short-term and long-term achievements, between personal performance of an Executive and performance of the Company or specific divisions of the Company, between past performance and future performance and taking into account various other considerations that are appropriate in each individual case. Therefore, the Company believes that the ratio between an Executive’s “fixed compensation” (comprised of base salary and benefits) to “variable compensation” (including, without limitation, annual cash bonuses and the value of equity-based compensation granted during the calendar year, but excluding one-time cash awards such as special bonuses and termination bonuses), with respect to any given calendar year, may be up to 1:4 for the CEO (i.e., the total variable compensation may be up to two times the total fixed compensation paid to the CEO in any calendar year), up to 1:2 for C-Level Executives (i.e., the total variable compensation may be up to one and a half times the total fixed compensation paid to the C-Level Executive in any calendar year), and up to 1:1.5 for Other Executives (i.e., the total variable compensation may be up to one time the total fixed compensation paid to the Other Executive in any calendar year).

6.2.2.	Subject to Applicable Law, the following shall be authorized to determine the measurable criteria and their relative weight in the case of variable compensation (cash and equity-based) that is based on measurable criteria, provided that the criteria is consistent with this Policy:

Executive	Authorized Body
Executive other than the CEO	CEO
CEO	Committee and Board
Executive who is a Controlling Shareholder (or a relative thereof)	Committee and Board

The CEO shall inform the Committee of any awards to Executives (other than the CEO) determined by the CEO in accordance with the authority granted under this Section 6.2.2, at the first Committee meeting to be held after the determination by the CEO of each such award.

Subject to Applicable Law, the Committee and Board shall determine and approve if and to what extent the measurable criteria (determined in accordance with the authority granted under this Section 6.2.2) have been achieved with respect to the CEO and all other Executives.

6.2.3.	Bonuses. Bonuses may include plan-based annual bonuses and other bonuses:

6.2.3.1.	Annual Bonus. Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope (“Annual Bonus”).

(a)	With respect to each year, an Annual Bonus plan (the “Bonus Plan”) will be prepared for each Executive, as provided in clause (b) below, subject to Section 6.2.1. The Bonus Plan may, but shall not be required to, be set out in individual agreements with the applicable Executives.

(b)	The Bonus Plan will be comprised primarily of a measurable component and a small portion may be based on managerial appraisal, as follows:

(i)	Measurable Component: A significant portion of the Bonus Plan, not less than 80%, shall be based on measurable criteria (determined in accordance with the authority granted under Section 6.2.2).

1.	Company Performance Criteria. Quantifiable and measurable Company performance criteria shall be determined and shall be the same for all Executives. The extent of meeting these measures shall determine 80% of the total Bonus Plan for the CEO and between 40%-60% of the total Bonus Plan for other Executives.

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2.	Individual Performance Criteria. Quantifiable and measurable key performance indicators (KPIs) shall be determined for each Executive other than the CEO separately, in accordance with his/her position. The extent of meeting these measures shall determine 20%-40% of the total Bonus Plan of an Executive other than the CEO. No individual performance criteria shall be determined for the CEO. Notwithstanding the above, an Executive whose performance is solely in the field of sales or special projects/assignment, may be determined according to individual performance criteria only.

3.

List of Measurable Criteria. Company and individual measurable criteria may include the following: financial measures (such as net revenues; sales turnover, operating profit, percentage of operating profit, EBITDA or Adjusted EBITDA, net profit, operating profit; earnings per share (EPS) and cash flow); obtaining regulatory approvals from the authorities in the target markets; achievement of operational, organizational and/or managerial goals; achievement of clinical and/or R&D milestones; quality objectives; success in raising capital; meeting the Company’s budget; business development goals; and mergers and acquisitions.

Each such criteria may constitute up to 50% of each of the total Company and individual performance criteria.

(ii)	Discretionary Component (Managerial Appraisal): The Company may determine that a portion of an Executive’s Bonus Plan will be based on the evaluation of an Executive’s performance (by the Board in the case of the CEO and by the CEO in the case of all other Executives) in terms that are not measurable but which have a contribution to the Company’s long-term performance. The managerial appraisal will determine up to 20% of an Executive’s total Bonus Plan.

(c)	The following will be considered when determining the allocation of the above criteria, which may differ from one Executive to another: (i) emphasizing the high level of accountability to overall Company performance and financial results expected of each Executive; (ii) creating a personal link between each Executive’s compensation and the achievement of the corporate goals; and (iii) driving individuals to a high-performance culture.

(d)	The criteria and the method of measuring the criteria underlying the bonuses may differ from period to period and from one Executive to another.

(e)	The payment of any Annual Bonus to Executives under the Bonus Plan for a given year shall be subject to achieving a minimum percentage of the Company performance criteria for such calendar year. If performance falls below such minimum percentage, Executives shall not be paid any Annual Bonus for such calendar year; the minimum percentage is 70%, provided that average minimum percentage of achievement of the Revenue and EBITDA or Adjusted EBITDA criteria for that given year is at least 80%. The Committee may determine that this provision does not apply to the Annual Bonus of an Executive in the field of Sales or Special Projects whose Bonus Plan is based solely on individual performance criteria.

(f)	The maximum Annual Bonus amount payable to an Executive under the Bonus Plan for any given calendar year may not exceed ten (10) (gross) monthly salaries for the CEO and six (6) (gross) monthly salaries for Executives other than the CEO who are not in sales positions, and eight (8) (gross) monthly salaries for Executives other than the CEO who are in sales positions.

(g)	The aggregate amount of the Annual Bonuses to be granted to all of the Executives, with respect to a specific year, shall not exceed 10% of the EBITDA or Adjusted EBITDA for such year.

(h)	To the extent applicable, the Committee and Board may modify the measurable criteria and/or targets, and/or their relative weights under a Bonus Plan during the applicable annual period, including in order to account for regulatory changes, significant changes in the Company’s business or operations, material changes in the market(s) in which the Company operates during such year, a significant merger and acquisition event or other material changes applicable to the Company. Without limiting the foregoing, the authorized body shall be entitled to reduce or cancel an Executive’s Annual Bonus at its discretion.

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(i)	An Executive whose employment shall commence during a bonus year may be entitled to a pro-rated Annual Bonus, provided that the Executive has been employed for at least four (4) months during the applicable bonus year; provided, however, that under special circumstances, the authorized body may determine that an Executive whose employment was for less than four months during the applicable bonus year shall be entitled to a pro-rated Annual Bonus. An Executive whose employment terminated during a bonus year (including upon a Change of Control Event) may be entitled to a pro-rated Annual Bonus for that year, other than if the employment was terminated by the Company or an Affiliate for Cause (as such term shall be defined in the Executive’s individual agreement and in the absence thereof, as defined in the applicable Equity Plan), in which case the Executive shall not be entitled to an Annual Bonus.

6.2.3.2.	Special Bonuses

(a)	An Executive may be awarded a special cash bonus under special circumstances (“Special Bonuses”). Special Bonuses may be payable in recognition of the achievement by the Company (or the applicable Affiliate or division) or the Executive of specific goals (which may be similar to performance criteria as described above under “Annual Bonus”) or the occurrence of specific events or in recognition of the Executive’s special contribution to key Company developments and activities (such as, without limitation, execution of projects not within the scope of the annual work plan, special efforts to execute a project within the scope of the annual work plan and special contribution to the Company’s success and promotion of its goals), as well as to enable the Company to adapt to specific or unaccounted for changes or events that occur during the year, or as a retention, termination, retirement or signing cash bonus or in other special circumstances.

(b)	The Special Bonus payable for any calendar year shall not exceed, (i) with respect to an Executive other than the CEO, up to three (3) times the monthly gross base salary (in addition to any Annual Bonus (if any)); and (ii) with respect to the CEO, together with the discretionary component of the Bonus Plan, the higher of three (3) times the monthly gross base salary and 25% of the aggregate variable compensation (equity and/or cash) for that calendar year.

(c)	The amount of the Annual Bonus and the Special Bonus, together, in any calendar year shall not exceed twelve (12) salaries for the CEO and eight (8) salaries for Executives other than the CEO.

6.3.	Equity-Based Compensation

6.3.1.	Equity-based awards may be granted to Executives under the Company’s 2011 Israeli Share Award Plan (as may be amended from time to time) and such other equity plans for employees of the Company or its Affiliates that the Company may adopt from time to time (the “Equity Plans”). Equity-based awards shall be granted to any Office Holder no more than once every three (3) years, unless such grant is approved by the shareholders in accordance with the Companies Law, provided that this limitation shall not apply to a second equity-based award granted to an Office Holder whose initial award, granted upon joining the Company, was made on a pro-rata basis reflecting the remaining term of the most recent equity-based grant awarded to an Office Holders serving in the same position level. Equity-based awards shall consist of options to purchase shares of the Company and share appreciation rights that may be granted under applicable tax regimes and shall not include restricted shares or restricted share units.

6.3.2.	The maximum value of all equity-based awards that may be granted to a particular Executive in a given year shall not exceed US$250,000 (gross amount) in the case of the CEO and 12 times the monthly (gross) base salary of an Executive in the case of all other Executives. For the purposes of this paragraph, the value of any equity-based award shall be determined based on the fair value of the award (determined according to acceptable valuation models) on the grant date, divided equally by the number of vesting years applicable to such award.

6.3.3.	Equity-based awards granted to Executives shall be subject to an overall vesting period~~,~~ of no less than four years, with a minimum period of one (1) year from the date of grant prior to the vesting of the first tranche. Unless otherwise determined, each award will vest in four (4) equal annual installments, such that 25% of the award shall vest on each of the four anniversaries of the grant date. The maximum term of any equity-based award (prior to its expiration) shall be ten (10) years from the date of grant.

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6.3.4.	With respect to an equity-based award that includes an exercise price – the exercise price shall be equal to the higher of (i) the average closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange or NASDAQ, as applicable, during the 30 trading days prior to the date of grant; and (ii) the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange or NASDAQ, as applicable, on the date of grant.

6.3.5.	The Committee and/or the Board may determine provisions for acceleration of vesting of equity-based awards as follows: (i) full acceleration of vesting in the event of death, disability, medical circumstances, or a Change of Control Event as a result of which trading in the Company’s shares has ceased; and (ii) partial acceleration of vesting, limited to the next unvested tranche, in the event of termination of an Office Holder’s employment or service following a Change of Control Event.

6.3.6.	In the event that equity awards of groups of employees of the Company and/or its Affiliates are subject to adjustment of terms in connection with dividend payments that is applied to the entire group of such employees, then such adjustment may be applied also to Executives that constitute part of the same group.

6.3.7.	The Board and/or the Committee may amend other terms of an Executive’s grant(s) to the extent provided in the applicable Equity Plan and subject to Applicable Law.

6.4.

Subject to Applicable Law, an amendment, or aggregate amendments, of up to 10% to the Terms of Office and Engagement of an Executive who is subordinate to the CEO (as compared to those approved by the Committee) shall not require the approval of the Committee, provided that such amendment was approved by the CEO and the amended engagement terms are consistent with this Policy.

The CEO shall inform the Committee of any amendment to the Terms of Office and Engagement of any such Executive approved by the CEO in accordance with the authority granted under this Section 6.4 at the first Committee meeting to be held after the approval by the CEO of each such amendment.

6.5.	Subject to Applicable Law, a change, or aggregate changes, of up to 10% in the Terms of Office and Engagement of the CEO in comparison to the Terms of Office and Engagement of the CEO, which were the most recent to be approved by the shareholders of the Company, shall only require the approval of the Committee and the Board. Any such change(s) in the total compensation that is greater than 10% shall require the approvals required by Applicable Law.

7.	Components of Terms of Office and Engagement of a Director

The Terms of Office and Engagement of a non-employee Director (including an External Director, within the meaning of the Companies Law, if serving on the Board) may include a combination of all or any part of the following components. In each instance, consideration shall be given as to which components are appropriate and their respective weight.

The Terms of Office and Engagement of an External Director, within the meaning of the Companies Law, if serving on the Board, shall be subject to and determined in accordance with the Companies Law and the applicable regulations promulgated thereunder.

Except as set forth in this Section 7, Directors shall not be entitled to any compensation, unless they are employed in an additional position at the Company, in which case their terms and conditions of employment shall be determined according to Company customary compensation and policies for similar positions, subject to the provisions of this Policy.

7.1.	Annual Fee and Per Meeting Fees

All non-employee Directors (including External Directors, if elected) shall be paid an annual cash fee and per meeting fees in accordance with the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000 and the Israeli Companies Regulations (Relief for Companies Whose Securities are Listed on a Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

The Company may elect to pay increased fees to non-employee Directors who have accounting and financial expertise or certain professional expertise, within the meaning of and in accordance with the Director Compensation Regulations.

7.2.	Equity-Based Compensation

7.2.1.	Equity-based awards may be granted to non-employee Directors, and the provisions of Section 6.3 shall apply to such awards, mutatis mutandis.

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7.2.2.	The maximum value of all equity-based awards that may be granted to a particular non-employee Director on an annual basis in a given year, shall not exceed the total cash compensation (including annual and per meeting fees) paid during the preceding calendar year to the non-employee Director with the highest level of Board and committee meeting attendance, in accordance with the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000. The value of a non-employee Director’s equity-based awards will be determined in the manner described in section 6.3.2. above.

7.3.	Expenses

All Directors may be reimbursed for their reasonable expenses (against invoices) incurred in connection with attending meetings of the Board and committee’s thereof (including domestic and international travel expenses) and travelling on behalf of the Company, consistent with the Company’s practices and policies.

8.	Insurance, Exculpation And Indemnification

8.1.	Indemnification and Exculpation

The Company may indemnify and exculpate its Executives and Directors (including in their capacity as Executives and Directors of the Company’s Affiliates) to the fullest extent permitted by Applicable Law from time to time, as provided in an agreement between such individuals and the Company, all subject to Applicable Law and the Company’s articles of association. The Company may adopt arrangements to secure such indemnification obligations for its Directors and Executives.

8.2.	Insurance

8.2.1.

The Company will provide directors’ and officers’ liability insurance (“D&O Insurance”) for persons serving, from time to time, as Executives and Directors of the Company and its Affiliates (including those who also serve as officers, directors or employees of a Controlling Shareholder), to the fullest extent permitted by Applicable Law, including extensions, renewals or replacement thereof.

Subject to Applicable Law, the acquisition, extension, renewal or replacement of D&O Insurance may be approved solely by the Committee provided that (i) the maximum aggregate limit of liability pursuant to the D&O Insurance (including Side “A” coverage) shall be not more than US$75,000,000 (seventy five million U.S. Dollars) for each D&O Insurance period; and (ii) the Committee has determined that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the D&O Insurance is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

8.2.2.	Subject to Applicable Law, upon circumstances to be approved by the Committee (and, if required by law, by the Board), the Company shall be entitled to enter into a “run off” D&O Insurance of up to seven (7) years, with the same insurer or any other insurer (the “Run Off Coverage”); provided that (i) the maximum aggregate limit of liability shall be not more than US$75,000,000 (seventy five million U.S. Dollars) for the term of the policy; and (ii) the Run Off Coverage shall be approved by the Committee (and, if required by law, by the Board) and the Committee shall have determined that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the Run Off Coverage is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

8.2.3.

The Company may extend the D&O Insurance, as in effect from time to time, to include cover for liability pursuant to a future public offering of securities.

Subject to Applicable Law, the D&O Insurance, as well as the additional premium, shall be approved by the Committee (and, if required by law, by the Board), which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions, and that the extended D&O Insurance is on current market terms and shall not have a material impact on the Company’s profitability, assets or liabilities.

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9.	Recoupment

The Terms of Office and Engagement of an Office Holder shall include provisions that require an Office Holder to repay to the Company amounts paid to such Officer Holder as part of the Terms of Office and Engagement, if they were paid on the basis of figures that later transpire to be incorrect and were restated in the Company’s financial statements, provided that (i) such restatement has occurred within 36 months of the payment; and (ii) the accounting restatement is not the result of changes in Applicable Law, including changes in generally acceptable accounting principles or financial reporting standards. The Committee shall be entitled to determine the amounts and conditions of such repayment, which may include terms under which (i) repayment will be made either on a pre-tax basis or an after-tax basis, unless and to the extent the Office Holder was able to recoup tax payments made with respect to the amounts to be repaid, (ii) the period of time over which the repayment payments to the Company shall be made and the ability to make the repayment in installments or (to the extent permitted under Applicable Law) as a set-off against cash compensation paid by the Company to the Office Holder during such period, and (iii) such other provisions as determined in each case, subject to Applicable Law. Notwithstanding the aforesaid, the compensation recovery will not be triggered if the Committee has determined that “recoupment” proceedings in the specific case would be impossible, impractical or not commercially or legally efficient. Nothing in this Section 9 shall derogate from or limit any other “clawback” or similar provisions imposed on an Office Holder by Applicable Law, including applicable stock exchange listing rules and securities laws, or a separate contractual obligation.

10.	Effectiveness; Term

10.1.	The Policy shall take effect upon its approval in accordance with the Companies Law.

10.2.	The term of this Policy shall not be limited in time, except that it will terminate at the earlier of (i) such time that the Policy is no longer in effect under the Companies Law, or (ii) such time that the Policy is terminated by the Board, to the extent that the Board has the power under the Companies Law to terminate the Policy, or (iii) such time that the determination of Terms of Office and Engagement of Office Holders is not required to be made pursuant to a Compensation Policy under the Companies Law, including, without limitation, in the event that the Company ceases to be a Public Company (as defined in the Companies Law), in which case this Policy shall have no effect with respect to Terms of Office and Engagement of Office Holders with respect to the period after the Company ceases to be a Public Company.

11.	Non-Exclusivity of this Policy

11.1.	Neither the adoption of this Policy or any amendment thereof nor the submission of this Policy or any amendment thereof to shareholders of the Company for approval (to the extent required under the Companies Law), shall be construed as creating any limitations on the power or authority of the Board or the Committee to adopt such other or additional incentive or other compensation arrangements of whatever nature as they may deem necessary or desirable or preclude or limit the continuation of any other policy, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Company or any Affiliate now has lawfully put into effect, including, without limitation, any retirement, pension, savings and stock purchase plan, insurance, death and disability benefits and Office Holder short-term or long-term incentive plans, subject in each case, to the approvals required under the Companies Law.

11.2.	The Terms of Office and Engagement of an Office Holder may contain such other terms and conditions that are not inconsistent with this Policy (to the extent required by the Companies Law).

12.	Governing Law

This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective laws of such jurisdiction. Certain definitions, which refer to laws other than the laws of such jurisdiction, shall be construed in accordance with such other laws.

13.	Severability

If any provision of this Policy shall be determined to be illegal or unenforceable by any court of law in any jurisdiction, the remaining provisions hereof and thereof shall be severable and enforceable in accordance with their terms, and all provisions shall remain enforceable in any other jurisdiction. In addition, if any particular provision contained in this Policy shall for any reason be held to be excessively broad as to duration, geographic scope, activity or subject, it shall be construed by limiting and reducing such provision as to such characteristic so that the provision is enforceable to fullest extent compatible with the Applicable Law as it shall then appear.

Adopted by the Company’s Board of Directors on October 22, 2025

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